Exhibit 4.5.31

SECURITY TRANSFER OF MOVABLE
ASSETS

between

HERTZ AUTOVERMIETUNG GMBH

as Transferor

and

BNP PARIBAS

as Security Agent

NÖRR STIEFENHOFER LUTZ

RECHTSANWÄLTE STEUERBERATER WIRTSCHAFTSPRÜFER PARTNERSCHAFT

BERLIN  DRESDEN  DÜSSELDORF  FRANKFURT/MAIN  MUNICH

BRATISLAVA  BUDAPEST  BUCHAREST  MOSCOW  PRAGUE  WARSAW

NEW YORK REPRESENTATION OFFICE

Friedrichstrasse 2-6  •  D-60323 Frankfurt/Main  •  Tel.: +49 (0) 69 9714 77-0  •  Fax: +49 (0) 69 9714 77-100

i

THIS SECURITY TRANSFER AGREEMENT (the Agreement) is dated 21 December 2005 and is made

BETWEEN:

(1)              HERTZ AUTOVERMIETUNG GMBH, a limited liability company incorporated under the laws of Germany, registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Frankfurt am Main under HRB 52255 with its principal office at Ginnheimer Straße 4, D-65760 Eschborn (the Transferor); and

(2)              BNP PARIBAS, a “société anonyme” organised under the laws of France with its registered office at 16, boulevard des Italiens, F-75009 Paris, registered with the Paris “Registre de Commerce et des Sociétés” under the number 662 042 449 RCS Paris as security agent and lender (the Security Agent).

The Transferor and the Security Agent are collectively referred to as the Parties and each a Party.

RECITALS:

(A)             By a senior bridge facilities agreement dated on or about 21 December 2005 (the Facility Agreement) the Finance Parties have agreed to make available to the Transferor and certain subsidiaries of Hertz International, Ltd (together with any person acceding to the Facility Agreement as borrower the Borrowers and each a Borrower) a facility to be used for the purpose of, inter alia, the refinancing of the purchase price of certain vehicles and certain payments in connection with the purchase by CCMG Holdings, Inc. of the shares in The Target from Ford Holdings LLC.

(B)              Pursuant to the terms of the Facility Agreement the Transferor in its capacity as guarantor and certain subsidiaries of Hertz International, Ltd (together with any person acceding to the Facility Agreement as guarantor the Guarantors and each a Guarantor) have guaranteed in favour of the Finance Parties the performance by certain Obligors under the Finance Documents (the Guarantee).

(C)              BNP Paribas has been appointed as security agent to hold and administer all security granted in connection with the Facility Agreement.

(D)             The Transferor has entered into this Agreement in order to secure its liabilities in respect of the Secured Obligations (as defined below).

(E)              References in this Agreement to the Finance Documents will be deemed to include references to those agreements as they may be amended, modified, varied, novated or restated from time to time (including, without limitation, by way of increase of the facilities made available thereunder). Similarly, references in this Agreement to Secured Obligations (as defined below) will be deemed to include any and all obligations which the Transferor may have under or in connection with the Finance Documents as the same may be so amended, modified, varied, novated or restated from time to time.

THE PARTIES AGREE as follows:

1.                DEFINITIONS

Terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Facility Agreement.

Enforcement Event means an Event of Default that has occurred and is continuing unremedied and unwaived (where applicable) under the Facility Agreement and which results in the Security Agent serving a notice on Hertz International, Ltd pursuant to Clause 23.16 (a) of the Facility Agreement.

2.                TRANSFER OF TITLE FOR SECURITY PURPOSES (SICHERUNGSÜBEREIGNUNG)

2.1              The Transferor hereby transfers to the Security Agent:

(a)              all its present and future movable inventory, raw materials, spare parts, supplies, finished and unfinished products and merchandise (including, but not limited to, the assets listed on a CD-Rom which is enclosed as SCHEDULE 1) located now and in future (i) at the premises redlined on the maps enclosed as SCHEDULE 2 and (ii) the rental car stations listed on a CD-Rom which is enclosed as SCHEDULE 3; and

(b)              all motor vehicles used in its rental car fleet listed on a CD-Rom which is enclosed as SCHEDULE 4 and any motor vehicle to be used in its rental car fleet which the Transferor will acquire or otherwise gain title of in the future which is registered (zugelassen) in the Federal Republic of Germany.

The schedules form an integral part of this Agreement. The premises specified pursuant to clauses 2.1(a) are referred to as the Premises and the transferred assets as the Collateral.

2.2              To the extent that the Transferor has ownership or co-ownership (Miteigentum) of the Collateral or acquires such rights in the future the Transferor hereby transfers to the Security Agent the ownership or co-ownership. To the extent that the Transferor has any inchoate rights (Anwartschaftsrechte) in respect of the Collateral the Transferor hereby transfers to the Security Agent such inchoate rights.

2.3              Delivery of possession of the Collateral to the Security Agent is hereby replaced by the agreement that the Transferor retains actual possession and holds the Collateral in gratuitous custody (unentgeltliche Verwahrung) for the Security Agent to the effect that the Security Agent becomes indirect possessor (mittelbarer Besitzer) as defined in section 868 of the

German Civil Code (Bürgerliches Gesetzbuch – “BGB”) with respect to the Collateral. The Transferor hereby further assigns all present and future claims against third parties obtaining actual possession of the Collateral to the Security Agent. The Security Agent hereby accepts such assignment.

2.4              To the extent any motor vehicle listed in SCHEDULE 4 is located outside the territory of the Federal Republic of Germany at the time of signing of this Agreement, it shall be transferred upon its entry into the territory of the Federal Republic of Germany to the Security Agent.

2.5              The Security Agent hereby accepts the transfer of the Collateral and the transfer of the inchoate rights.

3.                SECURED OBLIGATIONS

The security transfer hereunder is constituted in order to secure the prompt and complete satisfaction of any and all obligations (present and future, actual and contingent) which are (or are expressed to be) or become owing by the Obligors to the Finance Parties or any of them under the Finance Documents, in particular, the Facility Agreement and the Guarantee including, but without limitation to, obligations arising in connection with any advances made under any of the Finance Documents during any extension period by any transferor thereunder. For the avoidance of doubt these shall include any claims arising out of unjust enrichment (ungerechtfertigte Bereicherung) (together referred to as the Secured Obligations).

4.                DISPOSAL OF COLLATERAL

4.1              The Transferor is authorised in accordance with the terms and conditions of the Facility Agreement to make use and to dispose of the Collateral on its own behalf in the ordinary course of business as long as such authorisation has not been revoked by the Security Agent.

4.2              The Security Agent is entitled to revoke the aforementioned authorisation and claim delivery of the Collateral including the registration certificates (Fahrzeugbrief) relating to the Collateral upon an Enforcement Event.

4.3              Upon expiry of the Transferor’s authorisation to dispose of the Collateral the Security Agent is entitled to claim delivery of all documents pertaining to the Collateral.

5.                UNDERTAKINGS

The Transferor undertakes towards the Security Agent as follows:

5.1              Principal Undertakings

Except as otherwise permitted under the Finance Documents, to ensure that all rights granted to the Security Agent are prior in ranking to any rights of third parties.

5.2              List of Collateral

(a)              The Transferor shall submit to the Security Agent all information, lists and reports which the Security Agent considers to be necessary in order to evaluate the Collateral. The Transferor shall, in particular, submit a list of all Cars transferred in accordance with Clause 2.1 to the Security Agent after the execution of this Agreement on each Settlement Date. The Transferor shall submit to the Security Agent a list of the future Collateral including inchoate rights (Anwartschaftsrechte). All lists to be submitted to the Security Agent shall contain at least the following information:

(i)               a list of the complete Collateral owned by the Transferor by delivering a detailed description and listing of each single object including accurate information about its current market price;

(ii)              information about the extent, against whom and with respect to which objects the Transferor has inchoate rights; and

(iii)             a detailed description of the Premises where the Collateral is located to the extent possible.

(b)              In order to protect its legitimate interests the Security Agent is entitled to request the delivery of the above mentioned lists at any time. Furthermore, the Security Agent is entitled to request additional information or documents from the Transferor in order to protect its legitimate interests.

(c)              The lists referred to in clause 5.2(a) shall serve for the purpose of notification only. This means that the Collateral transferred pursuant to Clause 2 of this Agreement shall be fully owned by the Security Agent even if the Collateral is not or only partially listed in the lists submitted to the Security Agent.

5.3              Reporting Obligations

(a)              In the event that the value of the Collateral transferred to the Security Agent is materially subsequently affected the Transferor shall immediately notify the Security Agent thereof, and he will act in accordance with the instructions given by the Security Agent. The Transferor’s obligation to notify pursuant to this Clause 5.3(a) only exists if the value of the security granted by this Agreement is materially substantially affected.

(b)              In the event that the Security Agent’s entitlement to the transferred collateral is impaired or jeopardised by attachment (Pfändung), transfer order (Überweisung) or otherwise the Transferor shall immediately notify the Security Agent thereof. In case of an attachment the Transferor shall deliver to the Security Agent a copy of the attachment and transfer order (Pfändungs- und Überweisungsbeschluss) and all other documents necessary to object against the attachment and he shall notify the attaching creditor immediately of the Security Agent’s security interest.

5.4              Right of Inspection

(a)              The Security Agent has the right to inspect or have inspected by authorised personnel the Transferor’s documents in order to evaluate and enforce the Collateral, however, as long as no right of realisation exists only upon reasonable advance notification and during normal business hours.

(b)              To the extent that information in relation to the Collateral has been recorded in EDP systems, the Transferor shall allow the Security Agent, upon the latter’s first demand, to use the EDP system, including the periphery, with the data stored in respect of all bookings relating to the assignment, and the Transferor shall further make available the operators and the necessary programs (software) required in connection therewith, and shall do whatever is necessary to put the EDP system into operation and repair the same or otherwise.

5.5              Labelling of the Collateral, Third Parties’ Rights

(a)              Subject to the right of use and disposal pursuant to clause 4 the Transferor will use reasonable endeavours to ensure the Collateral it is handled properly.

(b)              So far as there may be statutory liens of third parties (e.g. landlord, lessor, stockkeeper, work contractor) to the Collateral the Transferor shall, on the Security Agent’s request, from the date on which the rent, storage charges or remuneration for contracts for work and services had been due, furnish proof to the Security Agent of such payment.

6.                OTHER RIGHTS OF THE FINANCE PARTIES

6.1              If, and to the extent, documents required for the evaluation or realisation of the Collateral have been delivered by the Transferor to a third party (especially to an accountant or tax advisor) the Transferor hereby assigns to the Security Agent his claims against such third party for providing information and for delivering such documents and hereby authorises the third party to provide the Security Agent with such information and documents required to evaluate and realise the Collateral.

6.2              In so far as the electronic data processing is executed by third parties the Transferor hereby assigns to the Security Agent all its claims for performance and authorises these third parties to execute the electronic data processing on behalf of the Security Agent in the same manner as they were obliged to towards the Transferor, provided that the Security Agent requests them to do so upon the occurrence of an Enforcement Event.

6.3              Upon the occurrence of an Enforcement Event and in order to protect its legitimate interests the Security Agent is entitled to revoke the authorisation to dispose and to request delivery of the Collateral if the Transferor is in a material breach of its duty to handle the Collateral with care or if it disposes of the Collateral not in the ordinary course of business.

6.4              If no proof is furnished that mature claims for rent, storage charges or remuneration for contracts for work and services have been satisfied by the Transferor the Security Agent will be entitled to effect payment at the Transferor’s expense in order to avert such third parties’ liens.

7.                REALISATION OF COLLATERAL

7.1              Upon the occurrence of an Enforcement Event and notwithstanding the provisions in Clause 4 (Disposal of Collateral) of this Agreement the Security Agent is entitled to revoke the right of disposal as described in Clause 4 (Disposal of Collateral) of this Agreement, to request delivery of the Collateral, to realise the Collateral and enforce all other rights arising from this Agreement.

7.2              Upon the occurrence of an Enforcement Event the Security Agent shall be authorised to terminate retention of title arrangements (Eigentumsvorbehalt) by paying the purchase price thereof or part thereof on behalf and at the expense of the Transferor. The Transferor hereby waives its right to object against such performance by the Security Agent.

7.3              In the event of a realisation the Transferor shall immediately submit to the Security Agent all documents relating to the Collateral (and other documents required).

7.4              Before realisation the Security Agent shall give written warning to the Transferor five (5) Business Days in advance. Advance warning is not required if the Transferor has generally ceased payment or if insolvency proceedings in respect of the Transferor have been opened by the courts.

7.5              The Security Agent is entitled to realise the Collateral also by public sale (freihändiger Verkauf) on its own behalf or on the Transferor’s behalf. The Security Agent shall use its best endeavours to achieve the best obtainable price. At the Security Agent’s request the Transferor will assist in the realisation or, according to the instructions of the Security Agent, sell the Collateral at best offer. The Transferor will pass any payment or any other benefit obtained from the realisation on to the Security Agent.

7.6              The Security Agent may, at its sole discretion, determine which of several security shall be used to satisfy the Secured Obligations.

8.                LIMITATION LANGUAGE

8.1               The Security Agent agrees that its right to enforce the security granted hereunder shall, if and to the extent that it secures liabilities of any shareholder of the Transferor or any such shareholder’s affiliated company (verbundenes Unternehmen) within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz) (other than the Transferor’s subsidiaries), at all times be limited to an amount equal to the Transferor’s net assets (as defined in Clause 9.2).

8.2              For the purposes of this Clause 9 (Limitation Language), net assets shall be calculated by taking into account the captions reflected in section 266 (2) A, B and C of the German Commercial Code (Handelsgesetzbuch) less the sum of:

(i)              the Transferor’s liabilities (the calculation of which shall take into account the captions reflected in section 266 (3) B, C and D of the German Commercial Code (Handelsgesetzbuch));

(ii)             the registered share capital (Stammkapital) of the Transferor; and

(iii)            the amount of any intercompany loan or loans granted by the Assignor to its parent or sister companies.

8.3              For the purpose of the calculation of the enforceable amount, the Transferor will, within 30 (thirty) Business Days after the Security Agent has made a demand for realisation hereunder, deliver to the Security Agent an unaudited up-to-date balance sheet of the Transferor, drawn up by its auditors, which shows the value of the net assets. The balance sheet and determination of net assets shall be prepared in accordance with accounting principles pursuant to the German Commercial Code (Handelsgesetzbuch) and be based on the same principles that were applied when establishing the immediately preceding year’s balance sheet.

8.4              If the Transferor fails to deliver a copy of its balance sheet in accordance with Clause 9.3, the Security Agent shall be entitled to enforce the security granted hereunder without limitation. Following such enforcement, the Security Agent agrees to release proceeds from the enforcement of the security granted hereunder if and to the extent that it secures liabilities of any shareholder of the Transferor or any such shareholder’s affiliated company (verbundenes Unternehmen) within the meaning of Section 15 of the German Stock Corporation Act (Aktiengesetz) (other than the Transferor’s subsidiaries) and that such enforcement or the application of proceeds from such enforcement towards the Secured Obligations would otherwise lead to the situation that the Transferor does not have sufficient net assets, as determined in accordance with a balance sheet drawn up as foreseen under Clause 9.3, to maintain its registered share capital (Stammkapital).

8.5              For the purposes of the calculation of the enforceable amount specified in Clause 9.3 and the amount to be released specified in Clause 9.4, the following balance sheet items shall be adjusted as follows:

(i)              the amount of any increase of registered share capital out of retained earnings (Kapitalerhöhung aus Gesellschaftsmitteln) after the date hereof that has been effected without the prior written consent of the Security Agent shall be deducted from the registered share capital;

(ii)             loans and other contractual obligations incurred in violation of the provisions of the Finance Documents to which the Transferor is a party, shall be disregarded.

8.6              Furthermore, if and to the extent legally permissible the Transferor shall, in a situation where it does not have sufficient net assets to maintain its registered share capital and where a Finance Party would (but for this Clause 9) be entitled and is seeking to enforce the security granted hereunder realise any and all of its assets that are shown in the balance sheet with a book value (Buchwert) which is significantly lower than the realisable market value of such assets and to the extent such assets are not necessary for the Transferor’s business or operations (nicht betriebsnotwendig).

8.7              The limitations set out in this Clause 9 shall not apply to security granted by the Transferor in relation to any amounts borrowed under the Facility Agreement to the extent the proceeds of such borrowing are on-lent to it or any of its subsidiaries from time to time and have not been repaid at the time of the security granted hereunder.

8.8              The security granted hereunder shall further not be enforced to the extent that the Transferor demonstrates in reasonable detail that such enforcement would lead to a breach of the duty of care owing by the relevant shareholders vis-à-vis the respective company (Gebot der Rücksichtnahme auf die Eigenbelange der Gesellschaft) and of the prohibition of insolvency-causing intervention (Verbot des existenzvernichtenden Eingriffs), as developed by the recent jurisdiction (in particular BGH II ZR 178/99 Bremer “Vulkan”, BGH ZR 196/00 and BGH II ZR 300/00 “KBV”), of the Federal Supreme Court (Bundesgerichtshof), caused for example, as far as this would be within the scope of the cited court rulings, if the entering into the guarantee or indemnity and its enforcement results in the illiquidity (Zahlungsunfähigkeit) of the Transferor. The Security Agent shall be obliged to retransfer proceeds from such enforcement to the extent that the Transferor demonstrates in reasonable detail that the enforcement of this Agreement violated the rules of the cited Federal Supreme Court rulings. Any claim for damages (excluding, for the avoidance of doubt, any claim relating to unjust enrichment) by the Transferor or the Borrowers against the Banks, the Facility Agent, the Global Coordinator and/or the Arrangers and Joint Bookrunners in connection with a potential existence threatening intrusion shall be excluded.

9.                RELEASE

9.1              Upon (a) the Secured Obligations being discharged in full and none of the secured parties being under any further actual or contingent obligation to make advances or provide other financial accommodation to the security providers or any other person under any of the Finance Documents, or (b) the Transferor ceasing to be both a Borrower and a Guarantor subject to, and in accordance with, the Facility Agreement, the Security Agent shall, at the request of the Transferor release and cancel the Security of the Transferor and procure the retransfer to the Transferor of the collateral transferred to the Security Agent pursuant to this Agreement. The cost of such release shall be borne in accordance with the terms of the Facility Agreement.

9.2              In connection with (a) any Permitted Disposal of any property that is subject to a Security, (b) any sale or other disposition of any property otherwise permitted by the Facility Agreement that is subject to a Security, (c) any sale or other disposition of any property that is subject to a Security where the Facility Agent or the Security Agent has consented to the disposal pursuant to the Facility Agreement, (d) any sale or any other disposition of any property pursuant to a merger, consolidation, reorganisation, winding-up, securitisation, Take-Out Financing or sale and leaseback permitted by the Facility Agreement to the extent necessary to ensure such merger, consolidation, reorganisation, winding-up, securitisation, Take-Out Financing or sale and leaseback take place, or (e) the creation of any Encumbrance permitted by paragraph (x) of the definition of Permitted Encumbrance, the Security Agent shall, at the request and cost of Hertz International, Ltd, release and cancel the security of the Transferor and procure the retransfer to the Transferor of the property and assets transferred to the Security Agent pursuant to this Agreement, provided that, to the extent that the disposal of such property is a Permitted Disposal or a sale or disposition otherwise permitted by the Facility Agreement, the property shall be declared to be automatically released from the Security with effect from the day of such disposal and the Security Agent and the Facility Agent shall each do all such acts which are reasonably requested by the Parent in order to release such property.

9.3              At any time when the total value of the aggregate security granted by the Borrowers to secure the Secured Obligations (the Total Security) which can be expected to be realised in the event of an enforcement of the Total Security (realisierbarer Wert) exceeds 110 per cent. of the Secured Obligations (the Limit) not only temporarily, the Security Agent shall on demand of the Transferor release such part of the Total Security (Sicherheitenfreigabe) as the Security Agent may in its reasonable discretion determine so as to reduce the realisable value of the Total Security to the Limit.

9.4              The Transferor and the Security Agent agree that for the purpose of determining the realisable value of the Collateral the following valuation procedures shall apply: The realisable value of the Collateral purchased by the Transferor shall be established on the basis of the purchase price. If, however, the actual market value at the time of evaluation is lower, this lower present market value shall apply instead. This value shall then be reduced by the value of the Collateral to which third parties have superior rights (e.g. a retention of title, a security transfer for security purposes, a lien). The amount of reduction is, however, limited to the amount of the third parties’ secured claims.

In case the Collateral forms part of the Transferor’s current assets (Umlaufvermögen) the value determined in accordance with the aforementioned valuation procedures shall be reduced by 30 per cent. due to any possible deficiencies in realisation proceeds (e.g. in case of a forced sale or outdated Collateral). In case the Collateral forms part of the Transferor’s fixed assets (Anlagevermögen) the value determined in accordance with the aforementioned valuation procedures shall be reduced by 50 per cent. due to any possible deficiencies in realisation proceeds (e.g. in case of a forced sale or outdated Collateral).

9.5              In case the realisable value of the Total Security has decreased below the total amount of the Secured Obligations (or would decrease below this amount immediately upon a drawdown permitted under the Facility Agreement) and provided the Transferor has exercised its right for release of security, the Transferor has, upon receipt of a notification by the Security Agent, to grant (or procure to be granted) additional security to the Security Agent without undue delay, however, at the latest within ten days to the extent that the ratio of the thereby increased Security in relation to the Secured Obligations remains 110 to 100 at all times.

9.6              The Transferor and the Security Agent may agree on a different value or valuation procedures in respect of the total value of the Collateral and the expected value to be realised in the event of a realisation of the Collateral provided that the agreed values or valuation procedures have proven to have materially increased or materially decreased as a result of any change of circumstance.

10.             NOTIFICATIONS

Any notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally, or sent by mail, courier or by facsimile transmission:

1.	In the case of the Security Agent, to:

BNP Paribas - Titrisation

	Address:	3, Rue d’Antin
F-75002 Paris
	Fax number:	+33(1) 42 98 6919
	Attention:	Ms. Violaine Delaunay

2.	in the case of the Transferor, to:

	Address:	Ginnheimer Straße 4
D-65760 Eschborn
	Fax number:	+49(0) 6169 937 146
	Attention:	Mr. Remigius Keijzer
Mr. Floris van Kolfschoten,

or to the address notified at the point of closing or any other address later notified in writing to the other Party at least 15 days in advance. Any changes in the authority to represent the Transferor shall be notified to the Security Agent without undue delay.

11.             MISCELLANEOUS

11.1            Conflict between this Agreement and the Facility Agreement

If there is a conflict between this Agreement and the Facility Agreement then (to the extent permitted by law) the provisions of the Facility Agreement shall take priority over the provisions of this Agreement.

11.2            Costs and Fees

The Transferor will pay all costs, fees and expenses incurred in connection with the negotiation, execution or enforcement of this Agreement to the extent required by Clause 27 of the Facility Agreement.

11.3            Waivers

No failure to exercise, nor any delay in exercising, on the part of the Security Agent, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. Any statutory legal remedies shall not be limited or excluded by the Finance Documents.

11.4            Amendments

Any changes, amendments and waivers of any provision of this Agreement, including this clause 11.4, require written form in order to become valid. No oral supplements to this Agreement have been made.

11.5            Partial Invalidity

If any of the provisions of this Agreement should be or become invalid, unenforceable or impractical in whole or in part, the validity of the other provisions hereof shall not be affected. In that case the invalid, unenforceable or impractical provision is deemed to be replaced by such valid and enforceable provision or arrangement, which corresponds as closely as possible to the invalid, unenforceable or impractical provision and to the parties’ economic aims pursued by and reflected in this Agreement. The same applies in the event that this Agreement does not contain a provision which it needs to contain in order to achieve the economic purpose as expressed herein (Regelungslücke).

11.6            Choice of Law

This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.

11.7            Place of Jurisdiction

Any legal action or proceedings arising out of or in connection with this Agreement shall be brought in the district court (Landgericht) in Frankfurt/Main. The foregoing shall, however,

not limit the right of the Security Agent to bring any legal action against the Transferor in any other court of competent jurisdiction.

SIGNATORIES

Transferor

HERTZ AUTOVERMIETUNG GMBH

By:	/s/ Nuns Moodliar
Name: Nuns Moodliar
Title: Authorized Signatory

Security Agent

BNP PARIBAS

By:	/s/ Nadejda Kysel
	Name:	NADEJDA KYSEL
	Title:	Proxy